Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: April 28, 2022

Financial Results for Fiscal Year Ending March 31, 2022 April 27, 2022 Monex Group TSE Prime : 8698

MONEX GROUP

| | |
|---|---|
| **Our Business Principles** | p.1 |
| **Table of Contents** | p.2 |
| **Ⅰ. Highlights** | p.3-p.14 |
| **Ⅱ. Consolidated Performance** | p.15-p.35 |
| **Ⅲ. Business Update** | p.36-p.51 |
| **Appendix. Group Overview** | p.52-p.67 |
| Disclaimer | p.68 |

This is an English translation of Japanese presentation materials prepared in connection with the disclosure of the financial results of Monex Group, Inc. It includes information derived from the consolidated financial statements of Monex Group, Inc. which are prepared in accordance with International Financial Reporting Standards ("IFRSs"). This material is not intended to recommend or conduct solicitation for any product or service, etc.

<Forward-looking Statements>
This presentation material contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as "may" "will" "expect" "anticipate" "estimate" "plan" and other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition and state other "forward-looking" information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement

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Ⅰ . Highlights 3

Increase Enterprise Value of Subsidiaries Monex Group leveraged its diverse management resources to help TradeStation and Coincheck grow significantly. Comparison Valuation *1 # of customer accounts Customer assets Revenues *2 Joined Monex Group in Jun. 2011 Joined Monex Group in Apr. 2018 FYE 3/31/2019 FYE 3/31/2022 At the time of the share exchange in 2018 \ 3.6 B+EO( \ 3.8B) *3 830k *6 \ 152.2B *6 \ 2.1B De - SPAC valuation* 1 approx. \ 150B +EO *3 1,620K \ 481.0B \ 28.6B * 1 Refers to the value of the shares based on the $ 10.00 per share agreed in the relevant merger agreement. Rate = \ 125/$ *2 Total operating revenue after deducting financial expenses and cost of sales. *3 Earn - Out . *4 As of Jun. 30, 2011. * 5 Total Customer Accounts at March 31, 2022 included approximately 43,600 customer crypto accounts opened and funded through a marketing promotion that began December 20, 2021 in which TradeStation made the initial account funding for the customer (Bitcoin equal to $10.00) (the “ Crypto Funding Program”), but such accounts had no further customer account activity as of March 31, 2022 (3Q FYE March 2022: approximately 4,950, 4Q FYE March 2022: approximately 38,600 ). * 6 As of Mar. 31, 2018. 7

## Growth Strategy of Coincheck (Crypto Asset Segment)

MONEX GROUP

With the rapid expansion of the crypto market, Coincheck Group N.V. (Coincheck Group) will be newly established to further grow the crypto business and aims to list on NASDAQ in 2022.


Monex Group
Other existing Coincheck shareholders
THCP shareholders (SPAC)
Approx. 72.5%
(planned)
Approx. 9.0%
(planned)
Approx. 18.5%
(planned)
Coincheck Group N.V.
100%
Coincheck

[Summary]

- Establishes a new company, Coincheck Group, which will be the holding company for Coincheck, Inc.
- After the proposed business combination with Nasdaq-listed SPAC, Thunder Bridge Capital Partners IV, Inc. (THCP), Coincheck Group is planned to go public on Nasdaq under the ticker symbol “CNCK.”
- Provides $237M (as of Sep. 30, 2021) in cash held by THCP in trust to Coincheck Group before expenses, assuming no redemptions.
- Gary Simanson, who is President & CEO of THCP, will become CEO and Oki Matsumoto will become Executive Chairman of Coincheck Group.

[Growth Strategy]

- This contemplated transaction will enable Coincheck to further accelerate its growth, by driving customer acquisition, accelerating innovation in digital asset solutions, and providing customers and institutions with deeper access to the global crypto economy.

* The above structure illustrates the Coincheck Group ownership ratio as of post-closing of the Merger and does not reflect dilution due to share redemption by THCP shareholders, additional funds by new THCP investors, earn-out provisions nor exercise of warrants.

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1,205 1,355 1,430 1,534 1,620 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 0 100 200 300 400 500 600 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Coincheck’s customer assets and verified accounts # of verified accounts (right) Customer assets (left) Growth Strategy of Coincheck (Crypto Asset Segment ) Coincheck focuses on attracting new customers and acquiring new accounts to support its long - term growth strategy, while continuing to lead in Japan. FYE Mar.31, 2022 FYE Mar.31, 2021 FYE Mar.31, 2020 FYE Mar.31, 2019 ( \ B ) YoY +35% 14 (Accounts: K)

Ⅱ . Consolidated Performance 15

Highlights FYE Mar. 2022 (12 months) 16 Total revenue *1 was \ 28.6B, the highest ever since joining the group. Coincheck spent \ 5.7B on advertising to acquire new accounts with a view to increase revenues over the mid - to - long term. Segment profit was \ 13.9B . Crypto Asset * 1 Total operating revenue after deducting financial expenses and cost of sales. *2 Segment profit/loss = Pre - tax profit/loss. The same hereinafter .

YoY Comparison (12 months) Analysis: Operating Revenue Crypto: Net trading income increased due to higher trading value driven by account growth. Others increased due to an expansion of new businesses such as NFTs. *1 (JPY million) ■ Others (+1,615) ■ Net trading income (+6,185) *1 Quarterly total operating revenue after deducting financial expenses and cost of sales +37.5 ％（ +7,799 ） * Figures in parentheses indicate the variance from the previous year (JPY million) [reflects comparison of results for 12 months ended Mar 31 YoY] 19,960 26,144 862 2,477 20,822 28,621 0 10,000 20,000 30,000 2021/3 2022/3 Trading value at marketplace FYE Mar. 31, 2021 \ 441.0B FYE Mar. 31, 2022 \ 568.4B 23

YoY Comparison (12 months) Analysis: SG&A Crypto: Advertising expenses significantly increased due to proactive marketing efforts, such as TV commercials for new account acquisition. SG&A Total +109.1 ％ (+ 7,780) *1 Professional fees: + \ 609M *2 One - time expenses of \ 1,524M for De - SPAC - related expenses included. * 3 Additional depreciation expenses due to reassessment of IFRS in prior years included. (JPY million) 699 1,325 2,047 3,861 485 755 322 627 2,055 5,745 1,521 2,595 7,129 14,909 0 5,000 10,000 15,000 20,000 2021/3 2022/3 ■ Others ( + 1,075) * 1 ■ Advertising expenses ( + 3,690 ) ■ Communication, freight and information expenses (+304) ■ Commissions paid (+269) ■ Compensation and benefits ( +1,814 ) *2 ■ System related expenses (+627) *3 * Figures in parentheses indicate the variance from the previous year (JPY million) [reflects comparison of results for 12 months ended Mar 31 YoY] 24

Highlights 4Q of FYE Mar. 2022 (3 months)

MONEX GROUP

**Crypto Asset**

Total revenue decreased amidst a slower crypto market, though account growth remained strong. Coincheck announced plans to list on NASDAQ for further growth. It had one-time personnel expenses of ¥1.5B related to the De-SPAC, resulting in **¥1.1B** in segment loss.

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QoQ Comparison (3 months) Analysis: Operating Revenue Crypto: Net trading income decreased due to lower trading volumes amidst a slower crypto market. On the other hand, others increased due to new businesses, such as NFTs. Quarterly total operating revenue after deducting financial expenses and cost of sales - 37.2% （ - 1,868 ） * Figures in parentheses indicate the variance from the previous quarter (JPY million) 13,751 12,171 7,074 4,447 2,451 482 567 621 580 708 14,233 12,739 7,695 5,027 3,160 0 5,000 10,000 15,000 2021/3 4Q 2022/3 1Q 2022/3 2Q 2022/3 3Q 2022/3 4Q ■ Others (+128) ■ Net trading income ( - 1,996) * * Trading value at marketplace 3Q of FYE Mar. 31, 2022 \ 114.7B 4Q of FYE Mar. 31, 2022 \ 66.6B (JPY million) 32

QoQ Comparison (3 months) Analysis: SG&A Crypto: Compensation and benefits increased due to one - time expenses related to De - SPAC. Advertising expenses have decreased and are in line with current market conditions. SG&A Total +10.3 ％ (+403 ) *1 One - time expenses of \ 1,524M for De - SPAC - related expenses included. * 2 Additional depreciation expenses due to reassessment of IFRS in prior years included. 220 277 288 294 466 839 783 479 582 2,018 284 270 169 214 102 111 138 135 171 183 1,629 1,441 1,259 1,992 1,053 922 843 604 657 491 4,005 3,752 2,934 3,910 4,313 0 1,000 2,000 3,000 4,000 5,000 2021/3 4Q 2022/3 1Q 2022/3 2Q 2022/3 3Q 2022/3 4Q ■ Others ( - 166) ■ Advertising expenses ( - 939) ■ Communication, freight and information expenses (+11) ■ Commissions paid ( - 113) ■ Compensation and benefits ( +1,437 ) *1 ■ System related expenses (+172) *2 * Figures in parentheses indicate the variance from the previous quarter (JPY million) (JPY million) 33

Ⅲ . Business Update 36

Business Update Crypto Asset Segment 1/4 45 Coincheck maintains a leading position in the crypto asset industry in Japan . No.1 market share in Japan for three consecutive years (by app downloads) 34.6% * 1 Verified accounts 1,620K +35% YoY (vs Mar. 31, 2021) Customer assets \ 481.0B +10% YoY (vs Mar. 31, 2021) 2. Customer base 1. User friendly UI/UX Robust KYC / AML and compliance 3. Broad product set Coincheck Strengths *1 Among Japanese crypto asset exchange apps. Term: Apr. 2021 to Mar. 2022. Data source: AppTweak Number of tokens supported at Coincheck trading platform 17 coins

Business Update Crypto Asset Segment 2/4 46 Coincheck leads Japan’s leading position in NFTs as well as crypto trading . NFT Coincheck NFT (β version) • First regulated Japanese exchange dedicated to NFTs. • Coincheck NFT (β version) is integrated with Coincheck , a crypto asset trading exchange, and can be used by users who have verified their identity with Coincheck . • It offers a variety of NFTs, including gaming and sports, without focusing on a specific field. miime • miime is an on - chain NFT platform and overseas users are also available. • miime sold ESTATE (NFT), a land on the metaverse of The Sandbox, which is also popular on Coincheck NFT (β version) this quarter .

Business Update Crypto Asset Segment 3/4 47 Coincheck intends to create and expand its digital economic sphere with an eye on Web 3.0 through its NFT/ Metaverse initiatives . Metaverse /Web3.0 Oasis TOKYO ・ Oasis Kyoto • Launched a project to create a year 2035 near - future cities, "Oasis TOKYO" and "Oasis KYOTO" on land in the metaverse owned by Coincheck . • The project aims to provide opportunities to experience activities on the metaverse and community activities and will be open to the public. • By collaborating with attractive creators and artists, the project will create revenue opportunities while growing the user base of Coincheck NFT (β version).

# Business Update Crypto Asset Segment 4/4

MONEX GROUP

Coincheck has identified numerous large growth opportunities that can be pursued organically and accelerated through M&A or partnerships.

| Deepen Existing Offerings | | | | Broaden Digital Asset Solutions | | |
|---|---|---|---|---|---|---|
| **Marketplace / IEO** | **NFTs** | **Web3.0** | **Institutional** | **Financial services adjacencies** | **On-ramp services** | **International** |
| Continue to grow customer base and revenue to retain #1 market share position, build on first-of-its-kind IEO launch, and expand supported token coverage | Build the leading NFT platform in Japan by partnering with content creators and gaming companies | Build new services supporting the Coincheck digital asset ecosystem both organically and through M&A | Capture nascent and growing institutional interest, capitalizing on Coincheck's trusted brand name in the crypto space | Explore new financial service businesses that will appeal to the young Coincheck customer base, such as payments and commerce enablement | Provide on-ramp services between fiat, crypto, other digital assets, and various user applications | Add talent and capabilities in crypto-friendly geographies, including in Asia and across the world, and launch internationally (HoldCo structure) |

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# Disclaimer

MONEX GROUP

**About TradeStation Group**

**Cautionary Statement Regarding Forward-Looking Statements**

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect TradeStation's current views with respect to, among other things, the future operations and financial performance of TradeStation. Forward-looking statements in this communication may be identified by the use of words such as "anticipating," "believes," "can," "continue," "continuously," "enhance," "expects," "hope," "in progress," "intends," "may," "over time," "planned," "seeks," "should," "strategic," "target," "think," "try," "try to," "will" and similar terms and phrases. Forward-looking statements contained in this communication include, but are not limited to, statements as to (i) TradeStation's efforts regarding its revenue growth strategy, including the success of marketing expenditures and campaigns and approaches and its ability to grow its customer account base generally and the pace at which such growth is, or is not, accomplished, (ii) ongoing volume levels of customer trading activity and trading-related revenue generated, (iii) the success, or lack thereof, of TradeStation's crypto account-opening/marketing promotion, and whether crypto customer accounts added through such promotion will provide further funding or deposits to, or trade in, such accounts, (iv) whether TradeStation's planned product and service enhancements, including those recently launched or currently in progress, will be considered valuable or attractive by customers and customer prospects, or completed timely, or at all, and (v) whether federal fund target interest rates will continue to increase, and if so when, whether the effective interest rates will match the target rates, and whether TradeStation will be able to benefit through increased net interest income if those rates continue to increase. The forward-looking statements contained in this communication are based on the current expectations of TradeStation and its management and are subject to risks and uncertainties. No assurance can be given that future developments affecting TradeStation will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TradeStation. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them. Any forward-looking statement made in this communication speaks only as of the date hereof. TradeStation undertakes no obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

**Trademarks, Trade Names and Service Marks**

This presentation includes trademarks, trade names and service marks that are the property of their respective owners, and are protected under applicable intellectual property laws.

**Proposed Business Combination**

As previously announced, TradeStation Group, Inc. (the "Company") and Quantum FinTech Acquisition Corporation ("Quantum") have entered into agreements to effect a business combination (the "Business Combination"). This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of the Company, Quantum, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation.

In connection with the proposed Business Combination between the Company and Quantum, the Company has filed a registration statement on Form S-4 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC") that includes a proxy statement / prospectus relating to the offer of the securities to be issued to Quantum. Investors, security holders and other interested persons are advised to read the Registration Statement and proxy statement / prospectus and any amendments thereto, and other relevant documents that are filed with the SEC carefully and in their entirety because they will contain important information about the Company, Quantum and the proposed Business Combination. The definitive proxy statement / prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the proposed Business Combination. Investors, security holders and other interested persons will also be able to obtain copies of the Registration Statement and other documents containing important information about the Business Combination and the parties to the Business Combination once such documents are filed with the SEC, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corp., 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at IR@qftacorp.com.

Quantum and the Company, their respective directors and executive officers and certain investors may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of Quantum and their ownership is set forth in Quantum's filings with the SEC, including its final prospectus relating to its initial public offering in February 2021, which is available free of charge at the SEC's website at www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum shareholders in connection with the proposed Business Combination, including the Company's directors and executive officers and certain investors, is contained in the Registration Statement for the Business Combination.

**About Coincheck**

**Important Information About the Business Combination and Where to Find It**

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. ("Coincheck"), Coincheck Group B.V. ("CCG"), Thunder Bridge Capital Partners IV, Inc. ("THCP") and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP's solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission ("SEC"), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP's solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

**Participants in the Solicitation**

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP's stockholders in connection with the proposed business combination. THCP's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck's website at corporate.coincheck.com, or in THCP's registration statement on Form S-1 filed on June 21, 2021, respectively.
Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP's stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

**Forward-Looking Statements**

This presentation includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Company, THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "could," "continue," "expect," "estimate," "may," "plan," "outlook," "future," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the "Agreement") and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq's listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

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© Monex Group, Inc. www.monexgroup.jp/